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                              October 1, 2020

       Greg Duncan
       Chief Executive Officer
       Virios Therapeutics, LLC
       44 Milton Avenue
       Alpharetta, GA 30009

                                                        Re: Virios
Therapeutics, LLC
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed September 25,
2020
                                                            File No. 333-248447

       Dear Mr. Duncan:

               We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1

       Cover Page

   1. Your footnotes to the fee table indicate that you are calculating your registration fee based on Rule 457(o).
However, based on your revised disclosure that you anticipate your offering price could be
up to $11.00 per share, it does not appear you have calculated the registration fee based
on the maximum aggregate offer price. Please revise your fee table accordingly.
 Greg Duncan
Virios Therapeutics, LLC
October 1, 2020
Page 2

        You may contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494
if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Dorrie Yale at 202-551-8776 with any other questions.



                                                           Sincerely,
FirstName LastNameGreg Duncan
                                                           Division of
Corporation Finance
Comapany NameVirios Therapeutics, LLC
                                                           Office of Life
Sciences
October 1, 2020 Page 2
cc:       Darrick M. Mix, Esq.
FirstName LastName